Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Tiziana Life Sciences Develops Novel Investigational Treatment For Patients Infected with COVID-19 Utilizing Direct Delivery of Anti-Interlukin-6-Receptor Monoclonal Antibodies

Company Has Filed Patent Application in Support of Treatment of COVID-19 Utilizing Anti-IL6R Via Inhaled Delivery

New York/London -- April 9, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for inflammatory and autoimmune diseases, announced today that it has developed investigational new technology to treat COVID-19 infections, which consists of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer. Development of this novel technology is a step forward toward expediting development of TZLS-501, a fully-human anti-interleukin-6 receptor (anti-IL6R) monoclonal antibody (mAb) for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. The Company believes the technology could also be applicable for use with other FDA approved mAbs and drugs. The Company has submitted a provisional patent application for the delivery technology.

“Direct delivery of anti-IL-6R mAb to the lungs using a portable handheld inhaler or nebulizer is a rapid and immediate therapy for children and adults infected with COVID-19. Importantly, this treatment with our fully human anti-IL-6R mAb (TZLS-501) has the potential to be a long-term therapy to halt progression and reduce mortality in patients with COVID-19, as a portion of the population may not opt to utilize a vaccine,” said Gabriele Cerrone, Chairman of Tiziana Lifesciences.

Patients infected with COVID-19 are known to develop an uncontrolled immune response (“cytokine storm”), which results in excessisive production of pro-inflammatory cytokines and other proteins such as interleukin-6 (IL-6), tumor necrosis factor-alpha (TNF-a) and Granulocyte-Macrophage Colony-Stimulating Factor (GM-CSF), which in turn causes severe damage to lung tissue resulting in respiratory failure and eventually death. Among these cytokines, IL-6 seems to be one of the major culprits underlying coronavirus-mediated respiratory failure. Early clinical studies conducted by doctors in China suggest that anti-IL6R mAbs may be used in clinical practice for treatment of COVID-19. Consequently, China’s National Health Commission has recommended the use of Roche’s blockbuster drug, Actemra® and Sanofi’s Kevzera® for treatment of patients infected with COVID-19.

Excessive production of IL-6 is regarded as a key driver of chronic inflammation and is believed to be associated with the severe lung damage commonly observed with COVID-19 infections and acute respiratory distress syndrome (ARDS). Tiziana believes TZLS-501 (anti-IL6R) combined with this newly introduced inhalation technology may rapidly inhibit inflammation in lungs and in combination with intravenous administration may deplete circulating levels of IL-6 and potentially halt progression of COVID-19-mediated lung damage and death.

“The filing of this comprehensive provisional patent application covering treatment with our anti-IL-6R mAb, as well as prophylactic intervention with a vaccine candidate, designed from Spike (S) protein of COVID-19, is an important step in finding a solution to the current pandemic. We look forward to providing updates on the development of this product candidate and its introduction into clinical trials in a real-world setting,” said Dr. Kunwar Shailubhai, CEO & CSO of Tiziana Life Sciences.

The person who arranged for the release of this information was Dr Kunwar Shailubhai, the Chief Executive Officer of the Company.

About TZLS-501

TZLS-501, a fully human mAb, was acquired from Novimmune, a Swiss biotechnology company, in 2017. The cytokine, IL-6, a major determinant in the priming of pathogenic T cells to produce an inflammatory response, binds to its receptor subunit IL-6Rα on the cell membrane. The receptor IL-6Rα can be shed as a soluble sIL6Rα, which binds to circulating IL-6 cytokine in the blood. The downstream signaling from which sIL-6R is implicated mediates pro-inflammatory effect underlying the inflammatory diseases such as rheumatoid arthritis (RA) and acute respiratory distress syndrome (ARDS). The Company believes that the novel features of TZLS-501 consisting of its dual mechanism of action to inhibit signaling by the membrane-bound and soluble IL-6 receptor and the rapid depletion of circulating IL-6 cytokines, which is the major cause of lung damage, provides this mAb with distinct advantages for treatment of COVD-19. The Company licensed TZLS-501 from Novimmune, a Swiss biotechnology company, in 2017.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (“NASH”), ulcerative colitis, multiple sclerosis, type-1 diabetes (“T1D”), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

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Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contacts:

Tiziana Life Sciences plc

United Kingdom:

Gabriele Cerrone, Chairman and founder +44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)

Liam Murray / Jo Turner + 44 (0)20 7213 0883

Shore Capital (Broker)

Antonio Bossi / Fiona Conroy +44 (0)20 7601 6125

United States:

Investors

Scott Gordon
CORE IR

(516) 222-2560

scottg@coreir.com

Media
Jules Abraham

CORE IR

(917) 885-7378

julesa@coreir.com